FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

August 2, 2018

Barclays Bank PLC

Interim Results Announcement

Indicate by check mark whether the registrant files or will file annual reports under cover of

Form 20-F or Form 40-F.

Form 20-F	X	Form 40-F

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENTS ON FORM S-8 (NO. 333-153723, 333-167232, 333-173899, 333-183110, 333-195098, 333-216361 AND 333-225082) AND FORM F-3 (333-223156) OF BARCLAYS BANK PLC AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

Barclays Bank PLC

The Report comprises the following:

Exhibit 99.1	Interim Results Announcement of Barclays Bank PLC as of, and for the six months ended, 30 June 2018.

Exhibit 99.2

A table setting forth the issued share capital of Barclays Bank PLC and the Barclays Bank Group’s total shareholders’ equity, indebtedness and contingent liabilities as at 30 June 2018, the most recent reported statement of position, and updated for any significant or material items since that reporting date.

Barclays Bank PLC

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, each of the registrants has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

BARCLAYS BANK PLC

(Registrant)

Date: August 2, 2018	By:	/s/ Garth Wright
Name: Garth Wright

Title: Assistant Secretary

Barclays Bank PLC